UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.

                                  FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                      Commission File Number  0-27055

                         CAVION TECHNOLOGIES, INC,
          (Exact name of registrant as specified in its charter)

      6446 S. Kenton Street, Englewood, Colorado 80111 (720)875-1900 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                      Common Stock, $.0001 Par Value
         (Title of each class of securities covered by this Form)

                                   None
    (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)  [ ]        Rule 12h-3(b)(1)(i)  [ ]
Rule 12g-4(a)(1)(ii) [X]        Rule 12h-3(b)(1)(ii) [X]
Rule 12g-4(a)(2)(i)  [ ]        Rule 12h-3(b)(2)(i)  [ ]
Rule 12g-4(a)(2)(ii) [ ]        Rule 12h-3(b)(2)(ii) [ ]
Rule 15d-6           [ ]

     Approximate number of holders of record as of the certification or notice date: 140

     Pursuant to the requirements of the Securities Exchange Act of 1934 Cavion Technologies, Inc. has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  March 2, 2001               By:/s/Jeffrey W. Marshall
                                   Jeffrey W. Marshall, Vice President